October 18, 2006

VIA EDGAR

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Rufus Decker

Re:	EarthFirst Technologies, Incorporated
Form 10-KSB for the fiscal year ended December 31, 2005 Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 File No. 0-23897

Dear Mr. Decker:

This letter is in response to the staff’s third round comment letter dated October 4, 2006 on the Forms 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 filed by the Company. To aid in your review the staff’s comments are reproduced and followed by the Company’s response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings

Response

All additional disclosures or other revisions made as a part of any of the following, with the exception of the comments below that specifically request an amendment, will be included in our future filings.

2.	We have reviewed your response to prior comment 5. An Item 4.02 Form 8-K should be filed when you conclude that any previously issued financial statements should no longer be relied upon because of an error as addressed in APB 20. As such, please disclose the information listed under Item 4.02 (a) of Form 8-K.

Response

We have prepared and filed an Item 4.02 Form 8-K relative to the conclusion that our previously issued financial statement included in Form 10-KSB for the year ended December 31, 2005, should no longer be relied upon because of an error as addressed in APB 20. Immediately following the filing of this 8-K, the Company filed its amended From 10-KSB/A to reflect the correction of this error for the same period.

Item 8A – Controls and Procedures, page 27

3.	We have reviewed your response to prior comment 4. In your amended Form 10-KSB, please ensure that your disclosure indicates you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report, rather than within 90 days prior to the filing date of the report. See Item 307 of Regulation S-B.

Response

We have amended the disclosure in our amended Form 10-KSB/A in accordance with discussions with the Staff, to reflect that the Company carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by our report.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

Exhibit 31 – Certifications

4.	Please file an amendment to your Form 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. In doing so, please refile the Form 10-QSB in its entirety, along with the updated certifications.

Response

We have amended and filed Form 10-QSB/A for the period ended June 30, 2006 to include the updated certifications contained in exhibits 31.1 and 31.2 to conform to the format provided in Item 601(b)(31) of Regulation S-B.

Sincerely,

/s/ Frank W. Barker, Jr.
Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Incorporated